Mail Stop 4561

October 30, 2007

Ms. Deanie J. Underwood
President and Chief Executive Officer
By Design, Inc.
2519 East Kentucky Ave.
Denver, CO 80209

Re: By Design, Inc.
         Amendment No. 1 to Form SB-2 Registration Statement
         Filed October 11, 2007
         File No. 333-145760

Dear Ms. Underwood:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment 7. Item 407 of Regulation S-B specifically calls for certain director independence disclosure even if your company is not a listed issuer on a national exchange or an automated quotation system. Please disclose in your document that none of the company's directors are independent.

Prospectus Cover Page

2.   We note your response to comment 9. Because the prospectus cover page still includes duplicate Item 501 of Regulation S-B disclosure (see the paragraphs at the top and bottom of the prospectus cover page, respectively), we reissue that comment. See Item 501 of Regulation S-B.

Our Company, page 4

3.   We note your response to comment 11. On page 4, the updated disclosure states, "We market the interior design of real estate projects for our clients, including the sale of associated products through our parent company. We also provide custom accessories and interior design consulting through out parent company." The revised disclosure still does not provide the reader with a sufficient summary of your business. Please explain specifically what you mean by "market the interior design of real estate projects for our clients." Also, please provide a more in-depth description of your consulting services. Finally, please clarify what you mean by "markets hand-carved interior and exterior natural stone ornamentation and architectural elements."

Risk Factors, page 5

4.   We note your response to comment 15. Several of your risk factor headings and risk factor descriptions do not indicate the risk to the investor. For example, *but without limitation*, refer to the risk factor heading We have a history of losses and may continue to have losses in the future. We have a negative stockholders equity. That heading does not summarize the risk to the investor of investing in a company with a history of losses and negative stockholders equity. Nor do you disclose the risk to the investor in the actual risk factor description. Please revise all of your risk factor headings and descriptions to provide the risk to the investor.

5.   We note your response to comment 18. Because your revised disclosure does not include risk factors addressing risks related to your specific business, including your principal product and service lines, we reissue that comment.

We have had a history of losses and may continue . . ., page 5

6.   You state, "From 2003 through December 31, 2005, we generated no revenue." Please revise your disclosure to indicate when you were incorporated and which losses are attributed to your company versus those losses attributed to your predecessor company. As currently written, this risk factor gives the impression that your business has been in operation at least since 2003. Please clarify.

As a company with limited operating history . . ., page 6

7.   As currently written, this risk factor gives the impression that your business has
        been in operation since 1996. Please revise to clarify that your predecessor
        company was in operation from 1996 until your incorporation in 2005. Also,
        please explain what you mean by "our operations actually began in 2005 with
        organizational efforts."

Our operations are subject to our ability . . ., page 6

8.   Please disclose specific factors that impact your ability to develop and to market
        your services and products. Also, please remove the second sentence from this
        risk factor description as it does not appear to be related to your ability or inability
        to market your products and services and the risk posed thereby.

We currently have only two suppliers, page 7

9.   Please provide a more thorough description of the risk posed by having only two
        suppliers. Also, please disclose which specific products and services are supplied
        by each supplier and how the loss of either supplier would impact your ability to
        offer those products and services.

Management's Discussion and Analysis, page 13

Results of Operations, page 14

10.   Please explain why operating expenses decreased significantly for the six months
        ended June 30, 2007 compared to the six months ended June 30, 2006.

11.   You state that your operating expense include professional fees. Please describe
        those professional fees.

12.   We reviewed your response to our prior comment 34 and the related revisions to
        your MD&A disclosure. We are still unclear how a certain portion of your
        discussion of results from operations reconciles to your Consolidated Statements
        of Operations. Specifically, in your discussion of cost of goods sold for the six
        months ended June 30, 2007 you indicate that "annual revenues remained
        relatively flat from the previous year but costs of services declined." However, it
        appears from your Consolidated Statements of Operations that annual revenues
        increased by 109% and costs of goods sold increased. Furthermore, it does not
        appear that the amounts disclosed for operating expenses for the period ended
        June 30, 2007 and June 30, 2006 agree to the amounts disclosed on the face of
        your Consolidated Statements of Operations. Finally, it does not appear that you
        have provided an explanation for the fluctuations in costs of goods sold or

operating expenses from June 30, 2006 to June 30, 2007. Please revise your MD&A discussion accordingly or explain to us why no revision is necessary. Reference is made to Item 303 of Regulation S-B.

Description of Business, page 19

Operations, page 19

13.   We note your response to comment 37. Please provide a more thorough description of your products and services. For example, but without limitation, please expand your discussion of your "remodeling and new construction" services. Also, describe what consulting services you provide and how your fees are calculated.

14.   We note your disclosure on page 20 that you import all of your products from China and Mexico. We also note your disclosure on page 7 that you only use two suppliers. Please provide a thorough description of your import activities and your suppliers.

15.   We note you have included an employee discussion on page 20 that is repeated on page 21. Please remove the repetitive disclosure.

Raw Materials, page 20

16.   Please clarify how you acquire raw materials and explain how raw materials impact your business. That fact that raw materials are available should not impact whether the acquisition of such materials is material to your business.

Clients and Competition, page 20

17.   We note that you have simply repeated your risk factor from page 7 and have not included a discussion of your four main clients. Please revise your competition discussion to describe your main competitors (as opposed to merely repeating the risk factor) and how specifically they compete with your business. Also, please describe your four main clients and how they contribute to your results of operations.

Certain Relationships and Related Part Transactions, page 23

18.   Please disclose that one of your main customers is a 49% owner of Stone Select, LLC, and disclose any material issues related thereto. Also, please add a risk factor in the risk factors section that discusses the risk to investors caused by this relationship.

19.   We note your disclosure that you have no plans to repay your related party advances. Please clarify this statement for us and in your filing. Within your response, please tell us why it is appropriate to record this item as a liability as opposed to a capital contribution. Reference is made to footnote 1 in APB 26.

Financial Statements

Consolidated Statements of Stockholders' Equity, page F-6

20.   We reviewed your response to our prior comment 52. We are unclear how you determined that the fair value of shares issued to employees was equal to the par value. Explain to us in detail the process used by the Company to determine the fair value of the common shares on the issuance date. In your response, explain to us how the Company considered the sale of 197,802 shares of stock for approximately $.50 per share in July 2005 as an indicator of fair value and explain to us what significant events occurred between February 2005 and July 2005 that would justify a $.50 increase in the fair value of the Company's stock.

Notes to Consolidated Financial Statements

Note 2. Related Party Transactions, page F-12

21.   It appears that you inadvertently removed your previous related party footnote disclosure regarding the related party advances. Please revise your filing to reinsert this disclosure.

*   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Monick, Accountant at 202-551-3295 or Robert Telewicz, Accountant, at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Byron Cooper at 202-551-3473 or me at 202-551-3495 with any other questions.

Sincerely,

Elaine Wolff
Legal Branch Chief

cc: David J. Wagner, Esq. (*via facsimile*)